UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2009

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

24, rue Jean Goujon

75008 Paris

France

*The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE AND AMENDMENTS

This Amendment No. 3 to the annual report on Form 18-K for the fiscal year ended December 31, 2009 (as amended, the “Annual Report”) is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959, by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. References to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars. This amendment to the Annual Report, including any future amendments, is intended to be incorporated by reference into any future prospectus or prospectus supplement filed by CEB with the Securities and Exchange Commission.

The Annual Report is hereby amended as follows:

1.	Exhibit 6 hereto, entitled “Press Release — Good results for 2010”, is added to the Annual Report.

2.	Exhibit 7 hereto, entitled “Press Release — A capital increase for the CEB: Decision to increase own funds from € 4.9 to € 6.8 billion”, is added to the Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Paris, France on February 7, 2011.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Raphaël Alomar
Name: Raphaël Alomar
Title: Governor

EXHIBIT INDEX

Exhibit Number	Description
6	PRESS RELEASE — GOOD RESULTS FOR 2010

7	PRESS RELEASE — A CAPITAL INCREASE FOR THE CEB: DECISION TO INCREASE OWN FUNDS FROM € 4.9 TO € 6.8 BILLION